EMCOR Group, Inc. 301 Merritt Seven, 6th Floor Norwalk, CT 06851 Phone 203.849.7800 Fax 203.849.7900

June 8, 2016

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop: 4631
Washington, D.C. 20549-7010

Re:    EMCOR Group, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2016
File No. 1-8267

Dear Mr. Cash:

Reference is made to your letter dated June 3, 2016 (the “June 3 Letter”) regarding the Form 10-K of EMCOR Group, Inc. (the “Company”) for the year ended December 31, 2015 filed on February 25, 2016 and the Definitive Proxy Statement on Schedule 14A filed on April 20, 2016 (the “2016 Proxy Statement”).

In the June 3 Letter, the Staff had the following comment on the 2016 Proxy Statement:

Annual Incentive Program, page 15

1.
Please ensure that in future filings you clearly describe the Matrix, and the manner in which the financial measurements that you use to determinate payouts under the Matrix are weighted. If each of the financial measures that you use has a target or maximum level of performance, please disclose these levels of performance. Please also describe the elements of individual performance or contribution taken into account in compensating individual executives for their performance. Please refer to Item 402(b)(2)(vi) and Item 402(b)(2)(vii) of Regulation S-K.

Response:

Commencing with the Company’s Definitive Proxy Statement on Schedule 14A to be filed in 2017 (the “2017 Proxy Statement”), the Company will include a clear description of the Matrix and the financial measurements used to determine payouts under the Matrix and will include the applicable minimum (zero), target and maximum possible payouts based upon the applicable financial measures in such Matrix. In addition, as noted in the Staff’s comments, the Company will include in the 2017 Proxy Statement a description of the elements of individual performance or contribution taken into account in compensating individual named executive officers for their performance.

EMCOR Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at (203) 849-7834.

/s/ MAXINE L. MAURICIO
Maxine L. Mauricio
Senior Vice President and
General Counsel

cc: Mark A. Pompa, Executive Vice President and Chief Financial Officer

2